Exhibit 99.1

Financial Contact:     James S. Gulmi (615) 367-8325
Media Contact:    Claire S. McCall (615) 367-8283

GENESCO REPORTS THIRD QUARTER FISCAL 2013 RESULTS
--Third Quarter Comparable Store Sales Increase 4%--
--Company Raises Fiscal 2013 Outlook--

NASHVILLE, Tenn., Nov. 30, 2012 --- Genesco Inc. (NYSE:GCO) today reported earnings from continuing operations for the third quarter ended October 27, 2012, of $41.0 million, or $1.71 per diluted share, compared to earnings from continuing operations of $26.2 million, or $1.09 per diluted share, for the third quarter ended October 29, 2011. Fiscal 2013 third quarter results reflect pretax items of $3.4 million, or $0.13 per diluted share after tax, including compensation expense related to deferred purchase price payments in connection with the acquisition of Schuh Group Limited in June 2011, asset impairments and other legal matters, decreased by tax rate adjustments of $0.40 per diluted share. As previously announced, because the obligation to pay the deferred purchase price for Schuh is contingent upon the continued employment of the payees, U.S. Generally Accepted Accounting Principles require that it be treated as compensation expense. Fiscal 2012 third quarter results reflect pretax items of $3.4 million, or $0.12 per diluted share after tax, including compensation expense related to deferred purchase price payments in connection with the acquisition of Schuh Group Limited in June 2011, acquisition expenses and other legal matters.

Adjusted for the items described above in both periods, earnings from continuing operations were $34.5 million, or $1.44 per diluted share, for the third quarter of Fiscal 2013, compared to earnings from continuing operations of $29.1 million, or $1.21 per diluted share, for the third quarter of Fiscal 2012. For consistency with Fiscal 2013's previously announced earnings expectations and with previously reported adjusted results for the prior year period, the Company believes that the disclosure of the results from continuing operations adjusted for these items will be useful to investors. Additionally, the Company believes that the presentation of earnings from continuing operations before the compensation expense associated with the Schuh deferred purchase price will enable investors to understand the effect attributable to incorporating a continuing employment condition into the obligation to pay deferred purchase price. Since the compensation expense is a non-cash charge until the deferred purchase price is actually paid, the Company believes that earnings including such expense may not be fully reflective of the Company's ongoing results or indicative of its prospects. A reconciliation of earnings and earnings per share from continuing operations in accordance with U.S. Generally Accepted Accounting Principles with the adjusted earnings and earnings per share numbers presented in this paragraph is set forth on Schedule B to this press release.

Net sales for the third quarter of Fiscal 2013 increased 7.8% to $664.5 million from $616.5 million in the third quarter of Fiscal 2012. Comparable store sales in the third quarter of Fiscal 2013 increased by 4% for the Company, with an 8% increase in the Journeys Group, a 5% decrease in the Lids Sports Group, a 9% increase in the Schuh Group, and a 6% increase in Johnston & Murphy Group.

Robert J. Dennis, chairman, president and chief executive officer of Genesco, said, “Our third quarter results were highlighted by strong earnings growth as we were able to meaningfully leverage expenses on a mid single digit comparable store sales gain.

“The fourth quarter got off to a slow start with November comparable store sales down 4% compared with a 12% increase in November last year. We estimate that Hurricane Sandy reduced

Exhibit 99.1

November comparable store sales by approximately 1% to 2%. For the long Thanksgiving weekend, U.S. comparable store sales increased by low single digits.”

Dennis also discussed the Company's updated outlook. "Based on our third quarter performance and our view of current trends in the marketplace, we are raising our Fiscal 2013 guidance. We now expect full year adjusted diluted earnings per share to be in the range of $5.00 to $5.08, an increase from our previous guidance range of $4.88 to $5.00. This new outlook represents an increase of 22% to 24% over last year's adjusted earnings per share of $4.09. Consistent with previous guidance, these expectations do not include expected non-cash asset impairments and other charges, which are projected to total approximately $1.5 million to $2.5 million pretax, or $0.04 to $0.07 per share, after tax, in Fiscal 2013. In addition, this guidance does not reflect compensation expense associated with the Schuh deferred purchase price as described above, totaling approximately $12.0 million, or $0.50 per diluted share, for the full year. This guidance assumes comparable store sales in the 4% range for the full fiscal year." A reconciliation of the adjusted financial measures cited in the guidance to their corresponding measures as reported pursuant to U.S. Generally Accepted Accounting Principles is included in Schedule B to this press release.

Dennis concluded, “Our teams have done a good job managing their businesses through the first nine months of Fiscal 2013. Collectively they have the Company on pace to deliver another year of solid sales and earnings per share growth. We look to continue the progress we have made profitably expanding our top-line, and have recently adopted updated 5-year targets for annual sales of $3.5 billion and operating margins of at least 9.5% by Fiscal 2017.”

Conference Call and Management Commentary

The Company has posted detailed financial commentary in writing on its website, www.genesco.com, in the investor relations section. The Company's live conference call on November 30, 2012 at 7:30 a.m. (Central time), may be accessed through the Company's internet website, www.genesco.com. To listen live, please go to the website at least 15 minutes early to register, download and install any necessary software.

Cautionary Note Concerning Forward-Looking Statements
This release contains forward-looking statements, including those regarding the performance outlook for the Company and its individual businesses (including, without limitation, sales, earnings and operating margins), and all other statements not addressing solely historical facts or present conditions. Actual results could vary materially from the expectations reflected in these statements. A number of factors could cause differences. These include adjustments to estimates reflected in forward-looking statements, including the amount of required accruals related to the contingent bonus potentially payable to Schuh management in three years based on the achievement of certain performance objectives; the costs of responding to and liability in connection with the network intrusion announced in December 2010; the timing and amount of non-cash asset impairments, potentially including fixed assets in retail stores and intangible assets of acquired businesses; weakness in the consumer economy; competition in the Company's markets; inability of customers to obtain credit; fashion trends that affect the sales or product margins of the Company's retail product offerings; changes in buying patterns by significant wholesale customers; bankruptcies or deterioration in financial condition of significant wholesale customers; disruptions in product supply or distribution; unfavorable trends in fuel costs, foreign exchange rates, foreign labor and material costs, and other factors affecting the cost of products; the Company's ability to continue to complete and integrate acquisitions, expand its business and diversify its product base; and changes in the timing of holidays or in the onset of seasonal weather affecting period-to-period sales comparisons. Additional factors that could affect the Company's prospects and cause

Exhibit 99.1

differences from expectations include the ability to build, open, staff and support additional retail stores and to renew leases in existing stores and maintain reductions in occupancy costs achieved in recent lease negotiations, and to conduct required remodeling or refurbishment on schedule and at expected expense levels; deterioration in the performance of individual businesses or of the Company's market value relative to its book value, resulting in impairments of fixed assets or intangible assets or other adverse financial consequences; unexpected changes to the market for the Company's shares; variations from expected pension-related charges caused by conditions in the financial markets; and the outcome of litigation, investigations and environmental matters involving the Company. Additional factors are cited in the "Risk Factors," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of, and elsewhere in, our SEC filings, copies of which may be obtained from the SEC website, www.sec.gov, or by contacting the investor relations department of Genesco via our website, www.genesco.com. Many of the factors that will determine the outcome of the subject matter of this release are beyond Genesco's ability to control or predict. Genesco undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements reflect the expectations of the Company at the time they are made. The Company disclaims any obligation to update such statements.

About Genesco Inc.

Genesco Inc., a Nashville-based specialty retailer, sells footwear, headwear, sports apparel and accessories in more than 2,440 retail stores throughout the U.S., Canada, the United Kingdom and the Republic of Ireland, principally under the names Journeys, Journeys Kidz, Shi by Journeys, Underground by Journeys, Schuh, Lids, Lids Locker Room, Johnston & Murphy, and on internet websites www.journeys.com, www.journeyskidz.com, www.shibyjourneys.com, www.undergroundbyjourneys.com, www.schuh.co.uk, www.johnstonmurphy.com, www.lids.com, www.lids.ca, www.lidslockerroom.com, www.lidsteamsports.com, www.lidsclubhouse.com, www.suregripfootwear.com and www.dockersshoes.com. The Company's Lids Sports Group division operates the Lids headwear stores and the lids.com website, the Lids Locker Room and other team sports fan shops and single team clubhouse stores, and the Lids Team Sports team dealer business. In addition, Genesco sells wholesale footwear under its Johnston & Murphy brand, the licensed Dockers brand, SureGrip, and other brands. For more information on Genesco and its operating divisions, please visit www.genesco.com.

GENESCO INC.

Consolidated Earnings Summary
	Three Months Ended		Nine Months Ended
	Oct. 27,	Oct. 29,	Oct. 27,	Oct. 29,
In Thousands	2012	2011*	2012	2011*
Net sales	$664,458	$616,525	$1,808,124	$1,568,618
Cost of sales	330,110	306,068	894,090	775,604
Selling and administrative expenses**	281,613	264,200	807,798	717,990
Asset impairments and other, net	357	345	896	1,936
Earnings from operations**	52,378	45,912	105,340	73,088
Interest expense, net	1,301	1,869	3,625	3,464
Earnings from continuing operations
before income taxes	51,077	44,043	101,715	69,624

Income tax expense	10,108	17,882	29,394	28,138
Earnings from continuing operations	40,969	26,161	72,321	41,486

Provision for discontinued operations	(94)	(73)	(312)	(997)
Net Earnings	$40,875	$26,088	$72,009	$40,489

*Certain shipping and warehouse expenses have been reclassed from selling and administrative expenses to cost of sales in Fiscal 2012 to conform to the current year presentation.
**Includes $3.0 million and $8.9 million, respectively, in deferred payments related to the Schuh acquisition for the three and nine months ended October 27, 2012. Includes $3.1 million and $10.9 million, respectively, of deferred payments related to the Schuh acquisition and acquisition related expenses for the three and nine months ended October 29, 2011.

Earnings Per Share Information
	Three Months Ended		Nine Months Ended
	Oct. 27,	Oct. 29,	Oct. 27,	Oct. 29,
In Thousands (except per share amounts)	2012	2011	2012	2011
Preferred dividend requirements	$33	$49	$114	$147

Average common shares - Basic EPS	23,584	23,407	23,653	23,158

Basic earnings per share:
Before discontinued operations	$1.74	$1.12	$3.05	$1.79
Net earnings	$1.73	$1.11	$3.04	$1.74

Average common and common
equivalent shares - Diluted EPS	23,996	23,976	24,121	23,728

Diluted earnings per share:
Before discontinued operations	$1.71	$1.09	$3.00	$1.74
Net earnings	$1.70	$1.09	$2.98	$1.70

GENESCO INC.

Consolidated Earnings Summary
	Three Months Ended		Nine Months Ended
	Oct. 27,	Oct. 29,	Oct. 27,	Oct. 29,
In Thousands	2012	2011	2012	2011
Sales:
Journeys Group	$300,718	$274,158	$773,997	$703,368
Schuh Group	92,250	78,212	243,718	112,185
Lids Sports Group	185,737	185,547	550,752	532,746
Johnston & Murphy Group	53,079	48,146	152,771	141,768
Licensed Brands	32,450	30,259	85,972	77,727
Corporate and Other	224	203	914	824
Net Sales	$664,458	$616,525	$1,808,124	$1,568,618
Operating Income (Loss):
Journeys Group	$37,073	$28,238	$64,420	$41,821
Schuh Group (1)	2,709	4,417	(787)	4,340
Lids Sports Group	18,573	18,892	58,312	51,002
Johnston & Murphy Group	3,158	2,979	8,981	8,029
Licensed Brands	3,724	3,700	8,516	7,998
Corporate and Other (2)	(12,859)	(12,314)	(34,102)	(40,102)
Earnings from operations	52,378	45,912	105,340	73,088
Interest, net	1,301	1,869	3,625	3,464
Earnings from continuing operations
before income taxes	51,077	44,043	101,715	69,624
Income tax expense	10,108	17,882	29,394	28,138
Earnings from continuing operations	40,969	26,161	72,321	41,486

Provision for discontinued operations	(94)	(73)	(312)	(997)
Net Earnings	$40,875	$26,088	$72,009	$40,489

(1)Includes $3.0 million and $8.9 million in deferred payments related to the Schuh acquisition in the third quarter and nine months ended October 27, 2012, respectively, and $2.9 million and $4.3 million for the third quarter and nine months ended October 29, 2011, respectively.

(2)Includes a $0.4 million charge in the third quarter of Fiscal 2013 which includes $0.3 million for asset impairments and $0.1 million for other legal matters and includes a $0.9 million charge in the nine months of Fiscal 2013 which includes $0.7 million for asset impairments, $0.1 million for network intrusion expenses and $0.1 million for other legal matters. Includes a $0.3 million charge in the third quarter of Fiscal 2012 which includes $0.2 million for other legal matters and $0.1 million for network intrusion expenses and includes $1.9 million of other charges in the nine months of Fiscal 2012 which includes $1.1 million for asset impairments, $0.5 million for network intrusion expenses and $0.3 million for other legal matters. The third quarter and nine months of Fiscal 2012 also included $0.2 million and $6.6 million, respectively, of acquisition related expenses.

GENESCO INC.

Consolidated Balance Sheet
	Oct. 27,	Recast Oct. 29,
In Thousands	2012	2011 (1)
Assets
Cash and cash equivalents	$39,890	$36,073
Accounts receivable	61,006	61,393
Inventories	600,251	544,099
Other current assets	65,629	76,124
Total current assets	766,776	717,689
Property and equipment	239,499	229,525
Other non-current assets	427,123	412,532
Total Assets	$1,433,398	$1,359,746
Liabilities and Equity
Accounts payable	$219,826	$243,594
Other current liabilities	169,109	146,017
Total current liabilities	388,935	389,611
Long-term debt	86,296	142,648
Other long-term liabilities	182,277	147,190
Equity	775,890	680,297
Total Liabilities and Equity	$1,433,398	$1,359,746

(1) Certain previously reported October 29, 2011 balances have been recast to reflect the effects of finalizing the allocation of the Schuh purchase price.

GENESCO INC.

Retail Units Operated - Nine Months Ended October 27, 2012
	Balance	Acquisi-			Balance	Acquisi-			Balance
	1/29/2011	tions	Open	Close	1/28/2012	tions	Open	Close	10/27/2012
Journeys Group	1,168	—	18	32	1,154	—	23	20	1,157
Journeys	813	—	14	15	812	—	16	10	818
Underground by Journeys	151	—	—	14	137	—	—	4	133
Journeys Kidz	149	—	4	1	152	—	6	3	155
Shi by Journeys	55	—	—	2	53	—	1	3	51
Schuh Group	—	75	6	3	78	—	12	2	88
Schuh UK	—	51	6	1	56	—	11	1	66
Schuh ROI	—	8	—	—	8	—	1	—	9
Schuh Concessions	—	16	—	2	14	—	—	1	13
Lids Sports Group	985	10	40	33	1,002	20	41	16	1,047
Johnston & Murphy Group	156	—	6	9	153	—	5	2	156
Shops	111	—	1	9	103	—	3	2	104
Factory Outlets	45	—	5	—	50	—	2	—	52
Total Retail Units	2,309	85	70	77	2,387	20	81	40	2,448

Retail Units Operated - Three Months Ended October 27, 2012
	Balance	Acquisi-			Balance
	7/28/2012	tions	Open	Close	10/27/2012
Journeys Group	1,147	—	11	1	1,157
Journeys	810	—	8	—	818
Underground by Journeys	133	—	—	—	133
Journeys Kidz	152	—	3	—	155
Shi by Journeys	52	—	—	1	51
Schuh Group	83	—	7	2	88
Schuh UK	61	—	6	1	66
Schuh ROI	8	—	1	—	9
Schuh Concessions	14	—	—	1	13
Lids Sports Group	1,021	8	23	5	1,047
Johnston & Murphy Group	153	—	3	—	156
Shops	103	—	1	—	104
Factory Outlets	50	—	2	—	52
Total Retail Units	2,404	8	44	8	2,448

Constant Store Sales
	Three Months Ended		Nine Months Ended
	Oct. 27,	Oct. 29,	Oct. 27,	Oct. 29,
	2012	2011	2012	2011
Journeys Group	8%	15%	9%	15%
Schuh Group	9%	—	9%	—
Lids Sports Group	(5)%	8%	—	12%
Johnston & Murphy Group	6%	7%	4%	11%
Total Constant Store Sales	4%	12%	6%	13%

Schedule B

Genesco Inc.
Adjustments to Reported Earnings from Continuing Operations
Three Months Ended October 27, 2012 and October 29, 2011

		Impact on		Impact on
	3 mos	Diluted	3 mos	Diluted
In Thousands (except per share amounts)	Oct 2012	EPS	Oct 2011	EPS
Earnings from continuing operations, as reported	$40,969	$1.71	$26,161	$1.09

Adjustments: (1)
Impairment charges	179	0.01	32	—
Acquisition expenses	—	—	206	0.01
Deferred payment - Schuh acquisition	2,971	0.12	2,882	0.12
Other legal matters	46	—	120	—
Network intrusion expenses	—	—	68	—
Lower effective tax rate (2)	(9,694)	(0.40)	(355)	(0.01)

Adjusted earnings from continuing operations (3)	$34,471	$1.44	$29,114	$1.21

(1) All adjustments are net of tax where applicable. The tax rate for the third quarter of Fiscal 2013 is 36.6% excluding a FIN 48 discrete item of less than $0.1 million. The tax rate for the third quarter of Fiscal 2012 is 38.4% excluding a FIN 48 discrete item of $0.1 million.

(2) Includes a net benefit of $9.3 million recognized in connection with the resolution of various previously uncertain tax positions.

(3) Reflects 24.0 million share count for both Fiscal 2013 and 2012 which includes common stock equivalents in both years.

The Company believes that disclosure of earnings and earnings per share from continuing operations adjusted for the items not reflected in the previously announced expectations will be meaningful to investors, especially in light of the impact of such items on the results.

Schuh Group
Adjustments to Reported Operating Income
Three Months Ended October 27, 2012 and October 29, 2011

	3 mos	3 mos
In Thousands	Oct 2012	Oct 2011
Operating income	$2,709	$4,417

Adjustments:
Deferred payment - Schuh acquisition	2,971	2,882

Adjusted operating income	$5,680	$7,299

Schedule B

Genesco Inc.
Adjustments to Reported Earnings from Continuing Operations
Nine Months Ended October 27, 2012 and October 29, 2011

		Impact on		Impact on
	9 mos	Diluted	9 mos	Diluted
In Thousands (except per share amounts)	Oct 2012	EPS	Oct 2011	EPS
Earnings from continuing operations, as reported	$72,321	$3.00	$41,486	$1.74

Adjustments: (1)
Impairment charges	456	0.02	674	0.03
Acquisition expenses	—	—	5,628	0.24
Deferred payment - Schuh acquisition	8,854	0.37	4,301	0.18
Other legal matters	46	—	180	0.01
Network intrusion expenses	65	—	329	0.01
Lower effective tax rate	(11,347)	(0.47)	(2,551)	(0.11)

Adjusted earnings from continuing operations (2)	$70,395	$2.92	$50,047	$2.10

(1) All adjustments are net of tax where applicable. The tax rate for the first nine months of Fiscal 2013 is 36.6% excluding a FIN 48 discrete item of $0.3 million. The tax rate for the first nine months of Fiscal 2012 is 38.9% excluding a FIN 48 discrete item of $0.3 million.

(2) Reflects 24.1 million share count for Fiscal 2013 and 23.7 million share count for Fiscal 2012 which includes common stock equivalents in both years.

The Company believes that disclosure of earnings and earnings per share from continuing operations adjusted for the items not reflected in the previously announced expectations will be meaningful to investors, especially in light of the impact of such items on the results.

Schuh Group
Adjustments to Reported Operating Income (Loss)
Nine Months Ended October 27, 2012 and October 29, 2011
	9 mos	9 mos
In Thousands	Oct 2012	Oct 2011
Operating income (loss)	$(787)	$4,340

Adjustments:
Deferred payment - Schuh acquisition	8,854	4,301

Adjusted operating income	$8,067	$8,641

Schedule B

Genesco Inc.
Adjustments to Forecasted Earnings from Continuing Operations
Fiscal Year Ending February 2, 2013

In Thousands (except per share amounts)	High Guidance		Low Guidance
	Fiscal 2013		Fiscal 2013
Forecasted earnings from continuing operations	$120,562	$5.01	$118,849	$4.93

Adjustments: (1)
Impairment	1,000	0.04	1,000	0.04
Deferred payment - Schuh acquisition	11,965	0.50	11,965	0.50
Lower effective tax rate	(11,347)	(0.47)	(11,347)	(0.47)

Adjusted forecasted earnings from continuing operations (2)	$122,180	$5.08	$120,467	$5.00

(1) All adjustments are net of tax where applicable. The forecasted tax rate for Fiscal 2013 is approximately
37% excluding a FIN 48 discrete item of $0.4 million.

(2) Reflects 24.1 million share count for Fiscal 2013 which includes common stock equivalents.

This reconciliation reflects estimates and current expectations of future results. Actual results may vary materially from these expectations and estimates, for reasons including those included in the discussion of forward-looking statements elsewhere in this release. The Company disclaims any obligation to update such expectations and estimates.